ZIPHYCARE
2021 Report

Dear investors,

Sincere thanks to our investors for your support of the ZiphyCare mission. 2021 was a busy and exciting year. We opened a practice in Florida and are now fully onboarded with Medicare and Medicaid in FL, NJ, and Medicaid in NY (with NY Medicare hopefully imminent). In Q4 ZiphyCare closed its first $1m+ contract for our medical technology, which will be delivered over 3-9 months and has potential to expand. Partnerships with affordable housing authorities across the tri-state area continue to prove a strong source of new patient referrals and an efficient way to deliver care, since these populations are tightly clustered. Partnerships with Article 28 facilities have also proven to be strong pipelines. We also invested heavily into technology and released our first version EMR.

We need your help!

If anyone has connections with large hospitals, insurance companies or medical groups, especially within NY, NJ or FL, we would appreciate an introduction.

Sincerely,

Gennady Ukrainsky

Chief R&D Officer

Daniel Kogan

CTO

Rada Sumareva

CEO

Our Mission

We want to be a billion dollar company. Our goal is to disrupt the healthcare delivery market and become an undisputed leader in at-home medical care.

See our full profile

















How did we do this year?

Report Card

A-

The Good

- First large customer contract ($1m+ in revenue) for Ziphy technology
- Strong partnerships with affordable housing agencies across NY and NJ
- 70-80% of patients scheduled a second visit with Ziphy, indicating product stickiness.

The Bad

- Approved providers for Medicare & Medicaid in NJ, FL, and NY Medicaid, but still await NY Medicare. Impacted billings.
- Sales cycles with hospital systems and insurance companies have been long and bureaucratic
- Meaningful integrations with EMRs are challenging

2021 At a Glance

January 1 to December 31

$$$$

$656,000
Revenue

-$1,445,663
Net Loss

IOU!

$163,055
Short Term Debt

$2,368,600
Raised in 2021

$847,406
Cash on Hand
As of 03/31/22

We ❤ Our 44 Investors

Thank You For Believing In Us

Herman Venter
E. Frischhut
R Dominic Coleman
David J Poiman
Roberto Feng Chang
Gwen Cohen Brown
Bridget Rogers
Eugene Fooksman
Vinod Palan
Evolve Bac
Eli Wolfhagen
Dhananjay Patel
Terrance Antowine Thom...
Nahiem Hood
Manyi Tabot Besongagi
Ian Dale Harris
Todd Hahn
Arthur Greyf
Keith Stoddard
Donna Spector
Pasala Ravichandran
John Henry Page Too
Thomas Klauset Aurdal
Gilad Gat
Maxim Schmidt
Riva Gecht
Silvr Tabz
Bob Leibholz
Robert Lambert
Felix Vayssieres
Sharon Hibbert
Margarita Fisher
Robert W Neill Jr
Anya Levitov
Darly M LUELLEN
Michael Porter
Leo Overtoom
Waqar Rizvi
Olia Roudik
James Caparosa
Ty Farmer
John Hwung
Margarita Fisher
Boris Tsipenyuk

Thank You!
From the ZiphyCare Team



Rada Sumareva
CEO



Dan Kogan
CTO



Gene Ukrainsky
Head of R&D

Prior to ZiphyCare Dr. Ukrainsky was an Assistant Professor of NYEEI and authored several publications. Having worked with vulnerable communities for 2+ decades, he knows firsthand the challenges associated with the continuity of care.



Steve Arnold
VP Managed Care

Steven Arnold, MS, MD, MBA, CPE, FHIMSS is a family practice physician who is board certified in urgent care medicine, with deep expertise in the managed care sector. He also holds a Master's in clinical psychology and an MBA.



Boris Khodorkovsky
CMO

Dr. Khodorkovsky is an ER doctor, researcher, educator, and community leader. He is currently Associate Chair of the Emergency Department at Staten Island University Hospital and co-chair of Northwell Health, a major regional medical health system.



Pamela Mirels
VP Investor Relations

Pam spent five years working as Chief of Staff for the Corporate Executive Board (acquired by Gartner). She then founded CultureHorde.com, (acquired by Ivy.com), served as COO of Speakable (acquired by Nation Builder), and as COO of Sollis Health.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Daniel Kogan	CTO @ Ziphycare	2018
Rada Sumareva	CEO @ Ziphycare	2018
Gennady Ukrainsky	Co-founder @ Ziphycare	2018

Officers

OFFICER	TITLE	JOINED
Daniel Kogan	Chief Technology Officer	2018
Rada Sumareva	CEO	2018
Gennady Ukrainsky	Chief R&D Officer	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Rada Sumareva	3,358,117 Class A Units	37.8%
Daniel Kogan	3,358,117 Class A units	37.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
10/2018	$20,000	Class A Units	Section 4(a)(2)
04/2019	$200,000	Safe	Section 4(a)(2)
06/2020	$9,666		Other
09/2020	$100,000	Safe	Section 4(a)(2)

09/2020	$100,000	Safe	Section 4(a)(2)
02/2021	$340,000	Safe	Section 4(a)(2)
02/2021	$100,000	Safe	Section 4(a)(2)
04/2021	$50,000	Safe	Section 4(a)(2)
05/2021	$50,000	Safe	Section 4(a)(2)
06/2021	$50,000	Safe	Section 4(a)(2)
07/2021	$350,000	Safe	Section 4(a)(2)
10/2021	$150,000	Safe	Section 4(a)(2)
11/2021	$980,000	Safe	Section 4(a)(2)
12/2021	$198,600		4(a)(6)
12/2021	$50,000	Safe	Section 4(a)(2)
12/2021	$50,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Rada Sumareva and Gene Ukrainsky [?]	06/15/2020	$9,666	$9,666 [?]	0.0%		Yes

Related Party Transactions

Related party consulting expenses

During the year 2019, the Company paid $110k to a related party entity to handle all aspects of Technology testing, Customer Implementation, and fulfilling of certain contract work.

Related party income -

Related Party Sales of $157,500: The Company recognized other income for building a medical platform that helped an owner utilize telehealth platform implementation and deployment, as well as maintenance and support of all relevant systems in order to enable medical services to patients during the pandemic.

Related Party Consulting Fees of $180,000: The Company recognized other income for consulting services provided to related parties. The typical engagement would include consulting around building the Patient's journeys, consultations on specifics of billing, EMR specifications for various engagements.

Related Party Management fees of $63,844: The Company recognized other income for management services provided to related parties to oversee and handle contracts, publishing, software development and production of medical devices, and maintenance and administrative tasks.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
A 1	1,734,478.17	1,734,478.17	Yes
C	1,510,689.00	1,510,689.00	No
B	2,007,955.83	2,007,955.83	No
A	7,136,000.00	7,136,000.00	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Slow adoption in the managed care space - The industry is complex, bureaucratic, and wary of new models. Our team includes former C-suite executives from large managed care companies, with deep rolodexes and a thorough understanding of how to navigate negotiations. Other companies are also paving the way for the hybrid at-home model - Ready and Dispatch are proving this out for urgent care, and ZiphyCare hopes to do the same for longitudinal care.

ER diversion risk - Within 24 months ZiphyCare expects to prove substantial ER diversion for patients and transition to a shared savings model directly with insurance payers (similar to the Ready/Dispatch model). Our NYC pilot with social services agencies demonstrated that a savings of 20-25% is doable and perhaps conservative, but we will know more following the close of this year's contracts.

Keeping satisfaction high as we scale - Currently our patient satisfaction scores are over 95% 5-star and 98% 5-star from physicians. Keeping these levels high as we scale will require extraordinary commitment from our medical and case manager teams.

Competition - It's possible that companies successfully executing hybrid at-home models will expand from urgent care into longitudinal care. That requires significant investment in technology and a very different approach to ongoing care and coordinating medical benefits (often across multiple insurances, providers and specialists) so we believe we have first mover advantage.

Biz dev is ahead of fundraising - We recently signed contracts with 3 substantial healthcare organizations in NY and our pipeline of new business is surging. We need to close our Seed quickly to expand the medical team and deliver on these contracts.

Delayed cash flow - Reimbursements from Medicare take an average of 30-90 days. The experts on our team have extensive background in this process, but slower cash flow decreases working capital for immediate growth needs. This problem eases substantially with scale.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor⊙;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13 , when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

ZiphyCare LLC
- New York Limited Liability Company
- Organized March 2018
- 12 employees

210 West 96th street
4th floor
New York NY 10025

http://www.ziphycare.com

Business Description

Refer to the ZiphyCare profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

ZiphyCare is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.